6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  March 8, 2005

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF Plans to Raise Dividend to EUR 1.70 Per Share

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--March 8, 2005--BASF
(NYSE:BF) (FWB:BAS) (LSE:BFA) Plans to Raise Dividend to EUR 1.70 Per
Share.

    --  Dividend yield 3.21 percent

    --  Dividend to be paid out on April 29, 2005

    At the Annual Meeting on April 28, 2005, the Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft are proposing to pay an increased dividend for 2004 of EUR 1.70 (previous year EUR 1.40) per share.
    On the basis of the number of qualifying shares as of December 31, 2004, this would correspond to a total dividend payout of EUR 919 million. As a result of the continuation of the share buyback program, the total dividend payable will be EUR 913 million based on the number of qualifying shares as of February 22, 2005.
    Relative to the 2004 year-end share price of EUR 53, BASF shareholders will thus receive a dividend yield of 3.21 percent. In terms of the dividend yield, BASF shares therefore continue to occupy a very good position among companies listed in Germany's DAX index.
    Since 1994, BASF has raised its dividend per share in eight out of ten years; it remained unchanged in two years. This shows BASF's interest in providing its shareholders with an attractive dividend yield. Subject to approval by the Annual Meeting, the dividend will be paid out on April 29, 2005.
    BASF will report its financial results for 2004 in detail at its Annual Press Conference on March 9, 2005. There will also be a conference for financial analysts on the same day.
    BASF is the world's leading chemical company. Our goal is to grow profitably and further increase the value of our company. We help our customers to be more successful through intelligent system solutions and high-quality products. BASF's portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. Through new technologies we can tap into additional market opportunities. We conduct our business in accordance with the principles of sustainable development. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London
(BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    CONTACT: BASF Aktiengesellschaft
             Michael Grabicki, +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BASF Aktiengesellschaft


Date: March 9, 2005                  By: /s/ Elisabeth Schick
                                     ------------------------------------
                                     Name: Elisabeth Schick
                                     Title: Director Site Communications
                                     Ludwigshafen and Europe


                                     By: /s/ Christian Schubert
                                     ------------------------------------
                                     Name: Christian Schubert
                                     Title: Director Corporate Communications
                                     BASF Group